March 17, 2014
Writer's Direct Contact
+1 (303) 592.2217
tdunn@mofo.com

Asen Parachevov, Esq.
Division of Investment Management, Examiner
U.S. Securities & Exchange Commission
Mailstop 4710
100 F Street, NE
Washington, DC 20549-4720

Re:	Preliminary Proxy Statement – Triangle Capital Corporation (File No. 812-00733)
Dear Mr. Parachkevov:
On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 10, 2014 (the “Comments”) relating to the Company’s Preliminary Proxy Statement (the “Proxy”) filed on Schedule 14A on February 28, 2014, we submit this letter containing the Company’s responses to the Staff’s Comments.

1.	Comment: Please confirm that Triangle will respond to the Comments by filing a written response letter via EDGAR, complete with a “Tandy Letter” representation.
Response: The Company hereby confirms that it will comply with the Staff’s requests regarding filing procedures.

2.	Comment: Please revise the language on page 4 of the Proxy regarding how a stockholder can revoke a previously submitted proxy by attending the Annual Meeting of Stockholders.
Response: The Company has revised the language on page 4 of the draft definitive proxy statement (the “Definitive Proxy”).

3.	Comment: Please clarify the disclosure on page 5 of the Proxy regarding how broker non-votes and abstentions will be counted in connection with Proposal No. 2.
Response: The Company has revised the disclosure on page 5 of the Definitive Proxy.

Asen Parachkevov, Esq.
March 17, 2014

4.	Comment: Please clarify in the disclosure on page 9 of the Proxy as to how a director’s resignation that is not accepted by the Triangle’s board of directors would be handled.
Response: The Company respectfully submits that a “required resignation” is a common governance policy in public companies with a “majority vote” requirement for directors. The assumption underlying such governance policy is that neither the Company nor its directors would wish for a director to resign under normal circumstances. To the extent that a director did not receive a majority vote and tendered his or her resignation to the Board of Directors, the underlying assumption is that such director still would want to serve as a director. Under this assumption, to the extent that the Board of Directors did not, for some reason, accept such resignation, the director would continue to serve as a director until his or her successor was elected, our until the director’s earlier death, resignation or removal. Nothing, including this governance policy, would prevent a director from resigning at any time, and for any reason, including even in the event that the director tendered a resignation in connection with a stockholder vote that was not accepted by the Board of Directors. The Company has revised the disclosure on page 9 of the Definitive Proxy to indicate that a director is not required to continue to serve on the Board of Directors should the director wish to resign.

5.
Comment: Please clarify in the tables on pages 10 and 11 of the Proxy regarding Interested and Independent Directors to disclose any directorships such directors hold in any other companies listed under Section 12 of the Securities Exchange Act of 1934, as amended, or confirm supplementally to the Staff that no such directorships exist.

Response: The Company has revised the disclosure in the tables on pages 10 through 13 of the Definitive Proxy.

6.	Comment: Please clarify the table beginning on page 11 of the Proxy regarding Independent Directors to more clearly disclose the principal occupation of all such directors for the past five years.
Response: The Company has revised the disclosure in the table beginning on page 11 of the Definitive Proxy.

7.	Comment: In the Director Compensation table on page 14 of the Proxy, please clarify that all Independent Directors are not employees of the Company.
Response: The Company has revised the disclosure in the Director Compensation table on page 14 of the Definitive Proxy.

Asen Parachkevov, Esq.
March 17, 2014

8.
Comment Please confirm that the Audit Committee charter has been attached as an appendix to the Company’s proxy statement in the past three fiscal years, or if not, please attach it as an appendix to the Definitive Proxy.

Response: As noted in the Proxy, all of the Company’s committee charters are available on the Company’s website at the addresses provided therein. Pursuant to Instruction No. 2 to Regulation S-K Item 407, with respect to paragraphs (c)(2)(i), 407(d)(1) and 407(e)(1) of Item 407, the Company must disclose whether or not a current copy of the applicable committee charter is available to security holders on its website. If any such charter is not available on the Company’s website, or if any such charter has been materially amended since the beginning of the Company’s last fiscal year, such charter should be included as an appendix to the proxy statement. The Company’s Audit Committee charter was amended and restated on February 5, 2014 and will be attached as Appendix A to the Definitive Proxy. In addition, the Company’s Compensation Committee charter, which was adopted on May 8, 2013, will be attached as Appendix B to the Definitive Proxy. The Nominating and Corporate Governance Committee Charter is available on the Company’s website as indicated in the Proxy and has not been materially amended since the beginning of the Company’s last fiscal year.

9.
Comment: In the Compensation Discussion and Analysis, please provide additional disclosure regarding the allocation of compensation between base salary, annual cash bonuses and long term equity compensation and the increases in each in the past year.

Response: The Company has provided additional disclosure in the Compensation Discussion and Analysis in the Definitive Proxy regarding the same.

10.
Comment: In the Compensation Discussion and Analysis, please provide additional disclosure regarding how the structure of the compensation program reflects individual executives’ performance and how such performance is measured.

Response: The Company has provided additional disclosure in the Compensation Discussion and Analysis in the Definitive Proxy regarding the same.

11.
Comment: In the Compensation Discussion and Analysis, please provide disclosure regarding whether and how prior vested equity compensation awards may or may not have been taken into consideration in connection with determination of elements of 2013 compensation.

Response: The Company has provided additional disclosure in the Compensation Discussion and Analysis in the Definitive Proxy regarding the same.

Asen Parachkevov, Esq.
March 17, 2014

12.	Comment: Please indent the table under footnote 2 to the Summary Compensation Table to more clearly set it off from the Summary Compensation Table.
Response: The Company has made the requested revision to footnote 2 in the Definitive Proxy.

13.	Comment: Please specify whether the Audit Committee preapproved all of the audit and non-audit services provided by Ernst & Young in 2013.
Response: The Company has provided the requested disclosure on page 38 of the Definitive Proxy.

14.
Comment: Please include disclosure in the Proxy regarding whether or not the Company offered shares at below net asset value (“below NAV”) in prior years when the Company had stockholder approval to do so, and please confirm supplementally to the Staff as to when the Company last offered shares at below NAV.

Response: The Company respectfully submits that the Proxy discloses that the Company has sought and received stockholder approval to offer shares below NAV in 2008-2013 but has only offered shares below NAV twice, and in both cases, in 2009. As disclosed in the Proxy, the last time the Company offered shares at below NAV was in 2009.

15.	Comment: Please include the effect of broker non-votes on Proposal No. 2 in the disclosure on page 44 of the Proxy.
Response: The Company has provided the requested disclosure on page 45 of the Definitive Proxy.

16.	Comment: Please include the disclosure provided by new Item 24 to Schedule 14A.
Response: The Company has provided the disclosure required by Item 24 in the section of the Compensation Discussion & Analysis of the Definitive Proxy under the heading “General.”

17.	Comment: On the proxy card, please provide headings in the vote check-box columns for Proposals Nos. 2 and 3.
Response: The Company has provided the requested headings on the proxy card in the Definitive Proxy.

Asen Parachkevov, Esq.
March 17, 2014

In response to the requests contained in the Staff’s Comments, the Company hereby acknowledges that:
A.    The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
B.    The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
C.    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We very much appreciate your attention to this matter. Please do not hesitate to call John Good at (202) 778-1655 or me at (303) 592-2217, if you have any questions or require any additional information.
Sincerely,

   /s/ Tara L. Dunn
Tara L. Dunn

cc: Steven C. Lilly, Triangle Capital Corp.
John A. Good, Esq.

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